As filed with the Securities and Exchange Commission on June 10, 2025

Securities Act File No. 333-283279

Investment Company Act File No. 811-24025

U.S. SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. __ ☐

Post-Effective Amendment No. 1 ☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 3 ☒

Coatue Innovation Fund

(Exact name of Registrant as specified in Charter)

c/o Coatue Management, L.L.C.

9 West 57th Street

25th Floor

New York, NY 10019

(Address of principal executive offices)

(212) 715-5100

(Registrant's telephone number)

Philippe Laffont

c/o Coatue Management, L.L.C.

9 West 57th Street

25th Floor

New York, NY 10019

(Name and address of agent for service)

Copy to:

Nicole M. Runyan, P.C.	Jessica L. Patrick, Esq.
Kirkland & Ellis LLP	Jason Monfort, Esq.
601 Lexington Avenue	Kirkland & Ellis LLP
New York, NY 10022	1301 Pennsylvania Avenue N.W.
(212) 446-4800	Washington, D.C. 20004
(202) 389-5000

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c), or as follows:
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on ____, pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934.
☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-283279 and 811-24025) of Coatue Innovation Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)		Financial Statements:

Part A: None.

Part B: Report of Independent Registered Public Accounting Firm, Audited Financial Statements(3)

(2)		Exhibits:

	(a)	(1) Certificate of Trust(1)

(2) Declaration of Trust(1)

(3) Certificate of Amendment to Declaration of Trust(2)
(4) Amended and Restated Declaration and Agreement of Trust(3)

	(b)	Bylaws(3)

	(c)	Not applicable.

	(d)	Multiple Class Plan (Rule 18f-3 Plan) (3)

	(e)	Dividend Reinvestment Plan(3)

	(f)	Not applicable.

	(g)	Investment Advisory Agreement with Coatue Management, L.L.C.(3)

	(h)	(1) Distribution Agreement with Foreside Fund Services, LLC(3) (2) Form of Selling Agreement(3) (3) Form of Dealer Agreement(3)
(4) Distribution and Servicing Plan Pursuant to Rule 12b-1(3)

	(i)	Not applicable.

	(j)	(1) Form of Custody Agreement with State Street Bank and Trust Company(3) (2) Custody Agreement with Coinbase, Inc.(3)

	(k)	(1) Form of Administration Agreement(3)

(2) Form of Transfer Agency and Service Agreement(3) (3) Amended and Restated Expense Limitation Agreement(3)

(l)	Opinion and Consent of Counsel(3)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(3)

(o)	Not applicable

(p)	Form of Subscription Agreement*

(q)	Not applicable

(r)	(1) Code of Ethics of the Registrant(3)

(2) Code of Ethics of Adviser(3)

(s)	Filing Fee Table(3)

(t)	Powers of Attorney(3)

*	Filed herewith.
(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant's Registration Statement on Form N-2 (File No. 811-24025), filed on November 15, 2024.
(2)	Incorporated herein by reference to the corresponding exhibit of the Registrant's Registration Statement on Form N-2 (File No. 811-24025), filed on February 7, 2025.
(3)	Incorporated herein by reference to the corresponding exhibit of the Registrant's Registration Statement on Form N-2 (File No. 811-24025), filed on April 23, 2025.

Item 26. Marketing Arrangements

See the Distribution Agreement, Selling Agreement and Dealer Agreement, forms of which are filed as Exhibit (h)(1), (h)(2), and (h)(3) respectively, to this Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

The Registrant does not expect that any person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Coatue Management, L.L.C. ("Coatue Management"), the Registrant's investment adviser. Information regarding the ownership of Coatue Management is set forth in its Form ADV as filed with the U.S. Securities and Exchange Commission (File No. 801-73669), and is incorporated herein by reference.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of shares of beneficial ownership of the Registrant as of April 1, 2025:

Title of Class	Number of Record Holders
Class I Shares	1
Class D Shares	0
Class S Shares	0

Item 30. Indemnification

Reference is made to Section 5.3 of the Registrant's Amended and Restated Declaration and Agreement of Trust, incorporated by reference to Exhibit (a)(4). In addition, the Registrant's various agreements with its service providers contain indemnification provisions. The Registrant hereby undertakes that it will apply these indemnification provisions in a manner consistent with Release No. IC-11330 of the SEC under the Investment Company Act, so long as the interpretation of Section 17(h) and 17(i) of the Investment Company Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser

Coatue Management serves as the investment adviser to the Registrant. Coatue Management is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which Coatue Management and each of its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in Coatue Management's Form ADV (File No. 801-73669), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

Coatue Management, the Registrant's investment adviser, at 9 West 57th Street, 25th Floor, New York, NY 10019 (records relating to its functions as investment adviser).

Foreside Fund Services, LLC, the Registrant's distributor, at Three Canal Plaza, Suite 100, Portland, ME 04101 (records relating to its functions as distributor).

State Street Bank and Trust Company, the Registrant's custodian, at One Congress Street, Boston, MA 02114 (records relating to its functions as custodian).

State Street Bank and Trust Company, the Registrant's administrator, at One Congress Street, Boston, MA 02114 (relating to its functions as administrator).

State Street Bank and Trust Company, the Registrant's transfer agent, at One Congress Street, Boston, MA 02114 (relating to its functions as transfer agent).

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	Not applicable.

(2)	each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 10th day of June, 2025.

COATUE INNOVATION FUND

By:	/s/ Philippe Laffont*
Name:	Philippe Laffont
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 10th day of June, 2025.

/s/ Nathan Urquhart*	President, Principal Executive Officer and Trustee
Nathan Urquhart /s/ Eric Sacks*	Chief Financial Officer
Eric Sacks /s/ Annette Capretta*	Trustee
Annette Capretta /s/ Stephen Harvey*	Trustee
Stephen Harvey /s/ Tommy Huie*	Trustee
Tommy Huie *By: /s/ Claire Jen, as Attorney-in-Fact

Exhibit Index

(p) Form of Subscription Agreement

EX-101	Inline Interactive Data File - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Schema Document

EX-101.DEF	XBRL Taxonomy Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document